Exhibit 99(b)

Energy Future Holdings Corp.

Adjusted EBITDA Reconciliation

(millions of dollars)

	Nine Months Ended September 30, 2009	Nine Months Ended September 30, 2008	Twelve Months Ended September 30, 2009	Twelve Months Ended September 30, 2008
Net income (loss) attributable to EFH Corp.	$207	$(983)	$(8,648)	$(2,235)
Income tax expense (benefit)	254	(462)	245	(1,038)
Interest expense and related charges	2,136	2,505	4,566	3,371
Depreciation and amortization	1,286	1,217	1,679	1,654

EBITDA	$3,883	$2,277	$(2,158)	$1,752

Oncor EBITDA	(1,043)	(1,053)	(488)	(1,338)
Oncor distributions/dividends (a)	117	213	1,487	288
Interest income	(30)	(22)	(35)	(49)
Amortization of nuclear fuel	71	55	93	74
Purchase accounting adjustments (b)	259	325	394	463
Impairment of goodwill	90	—	8,090	—
Impairment of assets and inventory write down (c)	5	512	715	457
Net income attributable to noncontrolling interests	54	—	(106)	—
EBITDA amount attributable to consolidated unrestricted subsidiaries	3	—	3	—
Unrealized net (gain) loss resulting from hedging transactions	(713)	221	(3,263)	1,796
Amortization of “day one” net loss on Sandow 5 power purchase agreement	(7)	—	(7)	—
Losses on sale of receivables	9	22	17	33
Income from discontinued operations, net of tax effect	—	—	—	(1)
Noncash compensation expenses (d)	9	24	11	23
Severance expense (e)	9	1	10	1
Transition and business optimization costs (f)	22	38	29	47
Transaction and merger expenses (g)	65	44	84	107
Insurance settlement proceeds (h)	—	—	(21)	—
Restructuring and other (i)	(10)	32	(6)	33
Expenses incurred to upgrade or expand a generation station (j)	100	100	100	100

Adjusted EBITDA per Incurrence Covenant	$2,893	$2,789	$4,949	$3,786
Add back Oncor adjustments	926	807	(148)	1,014

Adjusted EBITDA per Restricted Payments Covenant	$3,819	$3,596	$4,801	$4,800

(a)	Twelve months ended September 30, 2009 amount includes $1.253 billion distribution of net proceeds from the sale of Oncor noncontrolling interests in November 2008.
(b)	Purchase accounting adjustments include amortization of the intangible net asset value of retail and wholesale power sales agreements, environmental credits, coal purchase contracts, nuclear fuel contracts and power purchase agreements and the stepped up value of nuclear fuel. Also include certain credits not recognized in net income due to purchase accounting.
(c)	Impairment of assets includes impairments of emission allowances and trade name intangible assets, impairment of the natural gas-fueled generation fleet and charges related to the cancelled development of coal-fueled generation facilities.
(d)	Non-cash compensation expenses are accounted for under accounting standards related to stock compensation and exclude capitalized amounts.
(e)	Severance expense includes amounts incurred related to outsourcing, restructuring and other amounts deemed to be in excess of normal recurring amounts.
(f)	Transition and business optimization costs include professional fees primarily for retail billing and customer care systems enhancements and incentive compensation.
(g)	Transaction and merger expenses include costs related to the Merger and abandoned strategic transactions. Also include outsourcing transition costs, administrative costs related to the cancelled program to develop coal-fueled generation facilities, the Sponsor management fee, costs related to certain growth initiatives and costs related to the Oncor sale of noncontrolling interests.
(h)	Insurance settlement proceeds include the amount received for property damage to certain mining equipment.
(i)	Restructuring and other for the twelve months ended September 30, 2008 includes a litigation accrual, a charge related to the bankruptcy of a subsidiary of Lehman Brothers Holdings Inc. and other restructuring initiatives and nonrecurring activities.
(j)	Expenses incurred to upgrade or expand a generation station reflect noncapital outage costs.